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                                                                       EXHIBIT 7


                                     [LOGO]



PIRAEUS, GREECE, JANUARY 16, 2004 - Further to its announcement yesterday morning, ROYAL OLYMPIC CRUISE LINES INC. ("Royal Olympic") (Nasdaq: ROCLF) has further announced that under the agreement with the German lending institutions referred to in that announcement, Royal Olympic and its shipowning subsidiaries in respect of the vessels OLYMPIA VOYAGER and OLYMPIA EXPLORER, which subsidiaries are the debtors in a Chapter 11 proceeding in the United States Bankruptcy Court for the District of Hawaii, Royal Olympic and its two subsidiaries will consent to the lifting of the automatic stay in that proceeding and will consent to the lenders proceeding with the arrest and judicial sale of the two vessels.

The agreement further provides for the lenders to release Royal Olympic from the terms of its parent guarantees of the obligations of the two shipowning subsidiaries under their respective loan agreements with the lenders, contingent upon the satisfaction of certain conditions.

Expressly without committing the lenders to enter any legal or binding obligation whatsoever to any person or party (on the basis that this shall not constitute a representation or warranty), should the first mortgagees of the Vessels or their nominees acquire the Vessels or either of them at the judicial sales, the lenders will, entirely without commitment, consider entering into discussion with Royal Olympic and/or prospective charterers and/or prospective cabin space charterers (as the case may be) with a view to exploring the possibility (on normal commercial arms length terms ) of the Vessels or either of them being utilised to perform any commitments/contracts/charters currently entered into by or on behalf of Royal Olympic for the remainder of the 2003/2004 winter and the 2004 summer seasons, including the Olympic Games August 2004.

This press release contains forward-looking statements. Forward-looking statements can be identified in many cases by the use of terms such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "continue," or other like terms. These statements are based upon assumptions that are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the control of Royal Olympic and may cause business activities and results, and the results of the Chapter 11 proceeding, to be materially different from those that are implied by the forward-looking statements. In particular, the outcome of the disposition of the vessels will depend on the following factors that are not within the control of Royal Olympic in any material respect, including entry of a final order by the bankruptcy court lifting the automatic stay in the Chapter 11 proceeding so as to enable the lenders to proceed with an arrest and judicial sale of the vessels and lenders actions thereafter.

Although Royal Olympic believes that the expectations expressed in the forward-looking statements are reasonable, it cannot assure any future result.

For Further Information Contact
MTI Network USA
Mike Hanson - Tel: +1 203 406 0106 or Mobile: +1 845 629 0259